Exhibit 99.61

PROTECH ENTERS CHICAGO MARKET WITH ACCRETIVE ACQUISITION OF HEALTH TECHNOLOGY RESOURCES, LLC

$5.5 MILLION IN ANNUALIZED REVENUES, AND IN EXCESS OF 30% ADJUSTED EBITDA MARGIN

INCREASES PROTECH’S ACTIVE PATIENT COUNT BY MORE THAN 3,000

Cincinnati, Ohio – August 31, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has acquired Health Technology Resources, LLC (“HTR”), a company based in Illinois, reporting unaudited trailing 12-month annual revenues of approximately $5.5 million and adjusted EBITDA of approximately $1.65 million.

Acquisition Details

HTR is a leader in the respiratory home care services industry in the state of Illinois and presents Protech with the opportunity to expand into the Chicago area, a new and attractive metro hub in which the Company will leverage its existing first-rate infrastructure to create tremendous cross selling and patient growth opportunities as it continues to expand its presence across the United States. HTR currently serves patients from its Buffalo Grove, Illinois location (part of the greater Chicago area) and the management team has successfully transitioned HTR from a relatively small medical equipment company to a clinical respiratory-focused DME company with 16 employees. HTR’s management team has historically focussed on high acuity respiratory patients and has successfully implemented multiple growth strategies that have resulted in predictable growth and substantial market penetration, which will result in an immediate increase in Protech’s active patient count by over 3,000. HTR focuses on all aspects of home respiratory equipment with a specific focus on non-invasive ventilation therapy and sleep devices with a large ALS and COPD patient base. HTR is also licensed in the state of Indiana and provides services to patients in Northwest Indiana.

HTR developed and markets the “NIV RX Plus Disease Transition Program”. Using this unique, award-winning NIV program, Protech intends to utilize HTR’s high acuity respiratory program which provides non-invasive ventilation and plans to rapidly expand across existing locations. The NIV program makes up just over one third of HTR’s overall revenue and is also the fastest growing segment of its business. CMS has removed non-invasive ventilators from the 2021 competitive bidding program, allowing for a clearer and more predictable margin outlook and Protech is keen on bolstering its non-invasive ventilator volume as a percentage of its product mix given the ongoing strong market fundamentals.

HTR has great diversification amongst referral sources with no more than one source contributing 10%, a strong recurring revenue platform, and a very solid and diversified payor base, with minimal Medicare exposure.

Under the terms of the definitive purchase agreement, Protech will acquire HTR for total cash consideration of approximately $5.4 million. Post integration, it is expected HTR will increase Protech’s annual revenues by approximately $5.5 million and adjusted EBITDA by $1.8-$2.0 million. Leveraging existing infrastructure and payor contracts, Protech expects to achieve additional revenue generated from organic growth, cross selling and corporate synergies. The acquisition of HTR was originally announced by Protech on August 11, 2020 when it executed a non-binding letter of intent.

Management Commentary

“The acquisition of HTR reflects our continued effort to find quality at-home care providers with a focus on turn-key respiratory solutions that symbiotically fit into the Protech model, where we can harness our existing infrastructure to effectively capture meaningful post integration synergies. We are excited to welcome the HTR team to the Protech family,” said Greg Crawford, Chairman and CEO of Protech. “We see a tremendous amount of synergies between our companies and believe the balanced product mix, minimal reliance on Medicare, and deep referral source base will be very impactful for us and we are excited to scale our presence in the markets HTR presently serves. HTR has a very strong margin profile and is immediately accretive to Protech’s EBITDA and overall profitability, which we continue to be laser focused on as we look to the future”.

Chief Financial Officer, Hardik Mehta added, “The diversification that HTR provides along with their regional dominance will prove to be of great value to our existing portfolio. We are excited to have the opportunity to penetrate the attractive Chicago market and begin the integration process. Given our strong balance sheet, we believe HTR is just the beginning of what will be an aggressive acquisition pace for us over the remainder of 2020, including potential larger revenue opportunities as we look to accelerate our scale beyond the current run-rate revenue we have. We are heavily focused on increasing market penetration in our existing markets and adding new markets into the system. As always, we will continue to be principled in our approach and ensure we only pull the trigger when it absolutely makes sense for us to do so.”

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: HTR increasing Protech’s annual revenues by approximately $5.5 million and adjusted EBITDA by $1.8-$2.0 million; Protech expecting to achieve additional revenue generated from organic growth, cross selling and corporate synergies; and the Company completing additional acquisitions in 2020; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: HTR’s financial performance in the next 12 months being the same or better than their trailing twelve months; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s and HTR’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company and HTR, as applicable, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com